Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Change to Acting Managing Director’s Terms of Employment

Brisbane, Australia, 21 October 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company” or “Progen”) is pleased to announce that Mr Heng Hsin Tang has today accepted appointment as the full time Acting Managing Director of the Company.

Mr Tang has served as a Non-Executive Director of the Company since July 2009 and since 12 July 2013 has served as an Executive Director as part time Acting Managing Director.

As the Company is in the final stages of preparing to commence a Phase 1 clinical trial for PG545 by intravenous infusion in advanced cancer patients and facilitating the growth of wholly owned subsidiary biopharmaceutical manufacturer, PharmaSynth Pty Limited the Company needs the full time services of its Acting Managing Director.

The key changes to the terms of Mr Tang’s employment effective today is that he becomes a full time employee on a base salary of $197,141.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.